SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    099469108
                                 (CUSIP NUMBER)


                              JACK L. PFEILSTICKER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               GATEWAY CENTER FOUR
                                    7TH FLOOR
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                 AUGUST 13, 2004
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)


           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].

----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 099469108                   13D                               Page 2
----------------------------------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                                  PRUDENTIAL FINANCIAL, INC.
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [  ]
                                                                                                                   (B) [  ]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:           N/A

---------------- -----------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [  ]
---------------- -----------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                          New Jersey

-------------------------- ------ ------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                            1,829,635
         SHARES
                           ------ ------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                          0
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                       1,829,635
        REPORTING
                           ------ ------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:                     0

---------------- -----------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,829,635

---------------- -----------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [  ]

---------------- -----------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      6.2%

---------------- -----------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                       HC

---------------- -----------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!




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
           This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with the Commission on July 16, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Prudential Financial, Inc. ("Prudential Financial") with the Commission on April 1, 2003, Amendment No. 2 to Schedule 13D filed by Prudential Financial on July 8, 2003, Amendment No. 3 to Schedule 13D filed by Prudential Financial on July 22, 2003, Amendment No. 4 to Schedule 13D filed by Prudential Financial on August 12, 2003 and Amendment No. 5 to Schedule 13D filed by Prudential Financial on August 20, 2003 ("Amendment No. 5"). Unless otherwise set forth herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

           The second and third paragraphs of Item 2 of the Schedule 13D are amended and restated in their entirety as follows:

           The executive officers of Prudential Financial are listed on attached
Exhibit 1 opposite their respective titles. Exhibit 1 is incorporated herein. The principal business address for each executive officer is 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America.

           The directors of Prudential Financial are listed on attached Exhibit
2. Exhibit 2 is incorporated herein, and sets forth, with respect to each director of Prudential Financial, his or her name and present principal occupation or employment. The principal business address for each director is 751 Broad Street, Newark, New Jersey 07102-3777. Each director is a citizen of the United States of America.

Item 4.  Purpose of Transaction.
         ----------------------

           Item 4 of the Schedule 13D is amended to add the following after the twenty-third paragraph thereof:

           On August 13, 2004, Prudential and the Company entered into an Exchange Agreement (the "Exchange Agreement") whereby Prudential exchanged its remaining 582 shares of Series E Stock, its remaining Warrants to purchase an aggregate of 9,672,598 shares of Common Stock (before giving effect to the Company's October 2, 2003 one for four reverse stock split), accrued but unpaid dividends on the Series E Stock of $312,865 and accrued but unpaid dividends on the Series G Stock of $264,447, for an aggregate of 1,829,635 shares of Common Stock.

           As of August 13, 2004, Prudential holds 1,829,635 shares of Common Stock. Prudential continues to evaluate the possible disposition of the remainder of its interest in the Company.

           Except as set forth above, Prudential has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

           Items 5(a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

           (a) The responses of Prudential Financial to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of August 13, 2004, Prudential Financial, through its wholly owned subsidiary, Prudential, beneficially owned an aggregate of 1,829,635 shares of Common Stock, representing 6.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The outstanding shares of Common Stock, 29,289,429, are based on the shares outstanding as of August 13, 2004, as disclosed by the Company in its Quarterly Report on Form 10-Q, filed on August 16, 2004, which includes the shares of Common Stock received by Prudential pursuant to the Exchange Agreement.

           Except as disclosed in this Item 5(a), neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

           (b) The responses of Prudential Financial to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock since the filing of Amendment No. 5.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

           The information set forth in Item 6 of the Schedule 13D is unchanged, except that: (i) the Company and Prudential are parties to the Exchange Agreement, (ii) the Participation Rights Agreement, dated as of July 23, 1998 between the Company and Prudential has been terminated and (iii) the Registration Rights Agreement, dated as of July 23, 1998 between the Company and Prudential has been amended to include the shares of Common Stock received by Prudential pursuant to the Exchange Agreement as "Registrable Securities" pursuant to the Registration Rights Agreement, and to make other non-substantive and conforming amendments.

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
Item 7.  Material to be Filed as Exhibits.
         --------------------------------

           1.         Executive Officers of Prudential Financial.

           2.         Directors of Prudential Financial.

           3. Exchange Agreement, dated as of August 13, 2004, by and between the Company and Prudential.






















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
                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 17, 2004

                                         PRUDENTIAL FINANCIAL, INC.

                                         By: /s/ Jack L. Pfeilsticker
                                             ---------------------------------
                                             Name:Jack L. Pfeilsticker
                                             Title: Vice President

                                  EXHIBIT INDEX


Exhibit No.                                  Description
-----------                                  -----------

    1.                Executive Officers of Prudential Financial.

    2.                Directors of Prudential Financial.

    3. Exchange Agreement, dated as of August 13, 2004, by and between the Company and Prudential.

















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